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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 10-C

             REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ INTERDEALER
                                  QUOTATION SYSTEM

                    Filed pursuant to Section 13 or 15(d) of the
                  Securities Exchange Act of 1934 under rule 13a-17
                                or 15(d)-17 thereunder

                                 JAVA CENTRALE, INC.
              ---------------------------------------------------------
                    (Exact name of issuer as specified in charter)

                              1610 Arden Way, Suite 145
                             Sacramento, California 95815
                  -------------------------------------------------
                       (Address of principal executive offices)

           ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE:   (916) 568-2310


                      I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

    1.   Title of security:  Common Stock, no par value

    2.   Number of shares outstanding before the change:   13,685,548

    3.   Number of shares outstanding after the change:    14,389,899

    4.   Effective date of change:     April 29, 1997




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1.  Method of change:  Additional shares were issued in five previous transactions.

    (a) On March 18, 1997, 93,644 common shares of stock were issued as a result of a partial conversion of a convertible noted dated January 29, 1996 with Santina Holding, Inc.;

    (b) On March 19, 1997, 54,040 common shares of stock were issued as a result of a partial conversion of a convertible noted dated December 14, 1995 with Gross Foundation;

    (b) On April 10, 1997, 106,667 common shares of stock were issued as a result of a partial conversion of a convertible noted dated December 14, 1995 with Gross Foundation;

    (d) On April 22, 1997, 300,000 common shares of stock were issued as a result of warrant, being exercised by One Capital Corporation.

    (e) On April 29, 1997, 150,000 common shares of stock were issued as a result of warrant, being exercised by One Capital Corporation




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                            II.  CHANGE IN NAME OF ISSUER


    1.   Name prior to change:    N/A

    2.   Name after change:       N/A

    3.   Effective date of charter amendment change name:       N/A

    4.   Date of shareholder approval of change, if required:   N/A

    Date:  May 5, 1997


                                            JAVA CENTRALE, INC.


                                            By:  /s/
                                                 --------------------------
                                                    Steven J. Orlando
                                                    Vice President and
                                                    Chief Financial Officer
                                            (Officer's signature and title)


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